BioMarin
September 16, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549
Attn:    Frank Wyman
    Daniel Gordon
Re:     BioMarin Pharmaceutical Inc.
    Form 10-K for the Year Ended December 31, 2023
    Filed February 26, 2024
    Form 10-Q for the Quarter Ended June 30, 2024
    Filed August 5, 2024
    File No. 000-26727
Dear Messrs. Wyman and Gordon,
This letter is being submitted in response to the comment received from the staff (the Staff) of the United States Securities and Exchange Commission (the Commission) by letter dated August 31, 2024, addressed to Brian Mueller, Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (the Company) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the Annual Report) filed by the Company with the Commission on February 26, 2024 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the Commission on August 5, 2024 (the Quarterly Report). The Staff’s comment is restated above our response for convenience.
Form 10-Q for the quarterly period ended June 30, 2024
Notes to Condensed Consolidated Financial Statements
(10) Restructuring, page 16
1.Please provide a detailed description of your strategic portfolio assessment of research and development programs, particularly identification of terminated and advanced programs as well as the criteria for research and development programs that will meet “the high bar for advancement.” In this regard, you have now limited your breakdown of research and development expense to three broad categories in lieu of the detailed project-by-project expense breakdown provided in your Form 10-Q for the nine months ended September 30, 2023. Explain your basis for removing this information as well as corresponding discussion in the Business section, give the apparent impact of the strategic portfolio assessment on your future research and development activities. Revise your disclosures accordingly.
Response:
Please provide a detailed description of your strategic portfolio assessment of research and development programs, particularly identification of terminated and advanced programs as well as the criteria for research and development programs that will meet “the high bar for advancement.”
The Company periodically evaluates its research and development (R&D) portfolio to determine which programs the Company believes have the strongest combination of scientific merit, opportunity for
105 Digital Drive . Novato, CA 94949 . Tel 415.506.6700 . Fax 415.382.7889 . www.BMRN.com

commercial success and potential value creation for stockholders, based on the latest information available to the Company at the time of the assessment. Any programs determined not to have this same level of merit are considered for termination. The assessment is performed on both a program-by-program and overall portfolio basis using consistent financial and portfolio metrics to measure the merits of each asset individually and compare attributes across the portfolio. The financial and portfolio metrics include, but are not limited to:
•global market opportunities;
•competitive landscape and commercial potential;
•net present value and return on investment;
•probability of technical and regulatory success;
•unmet medical need;
•clinical development strategy, costs and timelines;
•manufacturing capabilities and required investment; and
•strategic fit.
    The assessment results in recommendations regarding the business opportunity and scientific and technical feasibility for each program. An evaluation committee comprised of the Company’s senior executives and other internal key subject matter experts within the Company, uses the recommendations in a discussion of a program’s merits, risks and opportunities and final determination on continued development or program termination. As a result of their evaluation process, the committee decided to discontinue development of four programs: BMN 255; BMN 331; BMN 355; and BMN 365.
In this regard, you have now limited your breakdown of research and development expense to three broad categories in lieu of the detailed project-by-project expense breakdown provided in your Form 10-Q for the nine months ended September 30, 2023. Explain your basis for removing this information as well as corresponding discussion in the Business section, give the apparent impact of the strategic portfolio assessment on your future research and development activities.
The Company’s decision to revise the R&D expense disclosures within “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in the Annual Report, was not related to the strategic portfolio review, but rather a concerted effort to provide the readers of our financial statements with more meaningful information.
In preparing its Annual Report, the Company assessed the relative significance of its detailed development program disclosures given the Company’s transition to growing profitability driven by significant revenue growth, the composition of the existing R&D portfolio and evolving corporate strategic priorities. As a result of this assessment, the Company determined that none of its current R&D portfolio programs when considered individually was essential to its business as a whole, nor necessary to the execution of its business strategy and therefore, the presentation of R&D portfolio programs in the Business Section was revised to discuss its R&D portfolio as a whole to avoid projecting undue significance to any one of the programs.
Historically, the product-by-product detail provided the reader insight into our investment in each specific program, the Company recognized that there is not always a direct link between development activities, timing of expense recognition and program progression. As each phase of development carry different risks and value profiles the Company believes the revised presentation along with the related discussion is more meaningful to the reader as it provides a clearer picture of the status of the Company’s development pipeline and the progression of R&D programs through the various development phases in a single location, which the Company believes to be consistent with the disclosure requirements.
Revise your disclosures accordingly.
In response to the Staff’s comment, the Company plans to revise its disclosure in future filings, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2024. Using the disclosure in the

Quarterly Report for illustrative purposes, the Company intends to replace its existing disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Overview — Recent Developments” with disclosure in substantially the following form:
We continued to grow our commercial business and advance our product candidate pipeline during the first half of 2024. We believe that the combination of our internal research programs and partnerships will allow us to continue to develop and commercialize innovative therapies for people with serious and life-threatening rare diseases and medical conditions.
In the first half of 2024, we focused on value creation through working to accelerate growth, optimize efficiencies and drive operational excellence, including progress in executing on key strategic priorities ~~first outlined in January 2024~~ accelerating and maximizing VOXZOGO, establishing the ROCTAVIAN opportunity, and focusing R&D activities on the assets management believes will be the most productive and accelerate earnings per share through expanding margins. We also completed a strategic portfolio assessment of R&D programs to determine which we believe have the strongest combination of scientific merit, opportunity for commercial success and potential value creation for stockholders. ~~have the most transformative potential for patients and value creation for shareholders and have shifted focus and resources to those R&D programs that met our highest bar for prioritized advancement.~~ We determined that ~~The programs, namely~~ BMN 333, a long-acting C-type natriuretic peptide for multiple growth disorders, BMN 349, a potential best-in-class, oral therapeutic for liver disease associated with Alpha-1 Antitrypsin Deficiency, and BMN 351, our next generation oligonucleotide for Duchenne Muscular Dystrophy, all met the ~~highest bar~~ criteria for advancement. Based on such strategic portfolio assessment, certain programs have also been discontinued. Further ~~In addition~~, we initiated the execution of our financial and operational strategy that improved operating results and is expected to continue to improve our results of operations going forward. In August 2024, we announced our ROCTAVIAN strategy, which includes focusing on the United States, Germany, and Italy, where ROCTAVIAN is approved and reimbursed, and reducing additional investments in development and manufacturing, ~~which~~ that we anticipate will enable ROCTAVIAN to contribute to our long-term profitability.
Additionally, in response to the Staff’s comment, the Company plans to revise its disclosure in future filings beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2024. Using the disclosure in our Quarterly Report for illustrative purposes, the Company intends to replace its existing disclosure under Part I, Item 1 “Notes to Condensed Consolidated Financial Statements (Unaudited) — (10) Restructuring” with disclosure in substantially the following form:
(10) RESTRUCTURING
During ~~the first half of~~ 2024, the Company completed a strategic portfolio assessment of its research and development programs to determine which ~~have~~ it believes have the strongest combination of scientific merit, opportunity for commercial success and ~~the most transformative potential for patients and~~ potential value creation for ~~shareholders~~ stockholders. ~~With the combined focus on patient impact and commercial opportunity, certain programs that met the highest bar for advancement have been prioritized.~~ As a result of the assessment, the Company discontinued certain programs. ~~have been discontinued.~~
During the second quarter of 2024, in connection with the discontinuation of certain research and development programs and an organizational redesign effort centered around our strategic priorities, including the acceleration and maximization of VOXZOGO, establishing the ROCTAVIAN opportunity, and focusing R&D activities on the assets management believes will be the most productive and accelerate earnings per share through expanding margins, the Company committed to a plan to reduce its global workforce by approximately 170 employees (representing approximately 5% of the Company’s global workforce). Workforce reductions are expected to be substantially completed by end of 2024.
The restructuring plan includes severance and employee-related costs, asset impairments, and other costs. The asset impairment charges were for abandoned assets-in-progress and a Right-of-Use asset (ROU Asset) related to leased office space the Company decided to exit and sub-lease. The Company utilized the discounted cash flow approach to determine the fair value of the ROU Asset. The ROU Asset impairment is the difference between the existing lease terms and rates and the expected sub-lease terms and rates available in the market. The Other category includes restructuring-related costs, which are expensed as incurred, as well as other obligations related to the leased office space that will be satisfied over the remainder of the lease term.
The restructuring charges and adjustments were included in Selling, General, and Administrative in the Condensed Consolidated Statements of Comprehensive Income. Restructuring expenses consisted of the following:

	Three Months Ended June 30,	Six Months Ended June 30,
	2024	2024
Severance and one-time employee benefits	$23,837	$25,275
Asset Impairments	9,671	9,671
Other	5,519	7,519
	$39,027	$42,465
The following unpaid balance as of June 30, 2024 was recorded to Accounts Payable and Accrued Liabilities on the Condensed Consolidated Balance Sheet:

	Severance and related costs	Other	Total
Balance as of December 31, 2023	$—	$—	$—
Charges and Adjustments	25,275	7,519	32,793
Payments	(4,321)	(2,000)	(6,321)
Balance as of June 30, 2024	$20,954	$5,519	$26,472
The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned or Brian R. Mueller, Chief Financial Officer at (415) 506-6700 or to Jodie Bourdet, Cooley LLP at (415) 693-2054 or Julia Boesch, Cooley LLP at (415) 693-2326.
Sincerely,

/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, General Counsel
BioMarin Pharmaceutical Inc.

cc: Brian R. Mueller, Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.
Jodie Bourdet, Cooley LLP
Julia Boesch, Cooley LLP